Filed Pursuant to 17 CFR §230.253(g)(2)

File No. 024-10912

OFFERING CIRCULAR SUPPLEMENT NO. 9

Date of Original Offering Circular: October 3, 2018

February 18th, 2021

DF Growth REIT, LLC

750 B Street

Suite 1930

San Diego, CA 92101

(858) 430-8528

www.DiversyFund.com

This document (the “Supplement”) supplements the Offering Circular of DF Growth REIT, LLC, (the “Company”) dated October 3, 2018 (the “Offering Circular”). Unless otherwise defined in this Supplement, capitalized terms in this Supplement have the meanings given to them in the Offering Circular.

The purpose of this Supplement is to provide additional information that is not in the Offering Circular.

The Company has invested in or plans to invest in the entities described below (the “Project Entity”).

Name of Project Entity	201 SW Jefferson Way, LLC
Type of Entity	Limited Liability Company
State of Formation	Delaware
Address of Project Entity	750 B St. Suite.1930 San Diego, CA 92101
Description of Project Entity’s Real Estate Project	49 unit Class A Multi-family property located in Stuart, FL
Nature of Company’s Interest in Project Entity	Equity
Amount of Actual or Anticipated Investment by Company	$7,325,729.61

Fees and Compensation of Sponsor in Connection with Investment

An affiliate of the Company’s Manager (the “Sponsor”) will be entitled to receive from the Project Entity:

As described in “Compensation of Management” in DF Growth REIT, LLC offering circular on pages 22-26.